UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

OFFICIAL PAYMENTS HOLDINGS, INC.

(Name of the Company)

Common Stock, $0.01 par value per share

(Title and Class of Securities)

67623R106

(CUSIP Number)

Dennis P. Byrnes, Esq.

Executive Vice President, Chief Administrative Officer,

General Counsel and Secretary

ACI Worldwide, Inc.

6060 Coventry Drive

Elkhorn, Nebraska 68022

Telephone: (402) 778-2183

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Robert A. Profusek, Esq.

Jones Day

222 East 41st Street

New York, New York 10017

Telephone: (212) 326-3939

November 5, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of reporting person ACI Worldwide, Inc.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 11,263,992*
	8	Shared voting power 0
	9	Sole dispositive power 11,263,992*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 11,263,992*
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 67.3%** (See Items 4 and 5)
14	Type of reporting person CO

*	As of the date hereof, includes 11,263,992 OPAY Shares (as defined below) tendered in the Offer (as defined below) (excluding OPAY Shares that were tendered pursuant to guaranteed delivery procedures).
**	Percentage ownership is calculated based on 16,740,397 OPAY Shares outstanding as of November 4, 2013, as stated by Official Payments Holdings, Inc. to ACI Worldwide, Inc.

1	Name of reporting person Olympic Acquisition Corp.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 11,263,992*
	8	Shared voting power 0
	9	Sole dispositive power 11,263,992*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 11,263,992*
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 67.3** (See Items 4 and 5)
14	Type of reporting person CO

*	As of the date hereof, includes 11,263,992 OPAY Shares (as defined below) tendered in the Offer (as defined below) (excluding OPAY Shares that were tendered pursuant to guaranteed delivery procedures).
**	Percentage ownership is calculated based on 16,740,397 OPAY Shares outstanding as of November 4, 2013, as stated by Official Payments Holdings, Inc. to ACI Worldwide, Inc.

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed jointly on October 2, 2013 (the “Schedule 13D”) by ACI Worldwide, Inc., a Delaware corporation (“ACI”), and Olympic Acquisition Corp., a Delaware corporation and wholly owned subsidiary of ACI (“Purchaser”), pursuant to the joint filing agreement filed with the original Schedule 13D, relating to the tender offer (the “Offer”) by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (each, an “OPAY Share,” and collectively, the “OPAY Shares”), of Official Payments Holdings, Inc., a Delaware corporation (“OPAY”), at a purchase price of $8.35 per OPAY Share in cash, without interest, less any applicable withholding taxes (the “Offer Price”), and the subsequent merger (the “Merger”) of Purchaser with and into OPAY upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of September 23, 2013 (the “Merger Agreement”), by and among ACI, Purchaser and OPAY.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

This Schedule 13D is hereby amended as follows:

Item 4. Purpose of Transaction

Item 5. Interest in Securities of OPAY

Item 6. Contracts, Arrangements, Understandings, or Relationships with respect to Securities of OPAY

Item 4, Item 5(a), (b) and (c) and Item 6 of the Schedule 13D are hereby amended and supplemented by adding the following at the end of each section thereof:

“The Offer expired at 12:00 midnight, New York City time, on Monday, November 4, 2013. Based on information provided by the Depositary, 11,263,992 OPAY Shares were validly tendered and not withdrawn in the Offer (excluding OPAY Shares that were tendered pursuant to guaranteed delivery procedures), representing a majority (approximately 67.3%) of the outstanding OPAY Shares. The aggregate number of OPAY Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the condition that there be validly tendered and not withdrawn prior to the expiration date of the Offer a majority of all of the OPAY Shares then outstanding on a fully diluted basis (which assumes conversion or exercise of all derivative securities of OPAY, regardless of the conversion or exercise price or other terms and conditions of such securities). All conditions to the Offer having been satisfied, Purchaser has accepted for payment all OPAY Shares validly tendered in the Offer in accordance with the terms of the Offer and will promptly pay for such OPAY Shares.

As the final step of the acquisition process and in accordance with the Merger Agreement and Section 251(h) of the DGCL, ACI completed the acquisition of OPAY by means of a merger of Purchaser with and into OPAY, with OPAY continuing as the surviving corporation and as a wholly owned subsidiary of ACI. At the effective time of the Merger, 8:42 a.m., New York City time, on November 5, 2013, each OPAY Share outstanding (other than OPAY Shares owned by OPAY, ACI, Purchaser, or any wholly owned subsidiary of OPAY, ACI or Purchaser, or held by shareholders who properly demand and perfect appraisal rights under Delaware law) was converted into the right to receive $8.35, in cash, without interest and less any required withholding taxes.

On November 5, 2013, OPAY notified the NASDAQ Stock Market LLC (“NASDAQ”) of the completion of the Merger and requested that trading of OPAY Shares on NASDAQ be suspended. On November 5, 2013, ACI issued a press release announcing the results and expiration of the Offer.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 2013

ACI WORLDWIDE, INC.

By:	/s/ Dennis P. Byrnes
Name:	Dennis P. Byrnes
Title:	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

OLYMPIC ACQUISITION CORP.

By:	/s/ Dennis P. Byrnes
Name:	Dennis P. Byrnes
Title:	President